SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Remark	Name of Outside Directors					Non-standing Director
				Joon Park (Attend ance rate: 100%)	Sung Sik Hwang (Attend ance rate: 89%)	Kun Tai Han (Attend ance rate: 100%)	Byoung ho Lee (Attend ance rate: 78%)	Chang Yang Lee (Attend ance rate: 100%)	Hyun- Hwoi Ha (Attend ance rate: 100%)	Young Soo Kwon (Attend ance rate: 100%)
1	2019.01.22	Report on Q4 2018 earnings results	Reported	—	—	—	—	Newly appointed at FY2018 AGM	—	Newly appointed at FY2018 AGM
		Report on status of operation of internal accounting management system	Reported	—	—	—	—		—
		Approval of revision of regulations on internal accounting management	Approved	For	For	For	For		For
		Approval of FY2018 Financial Statements	Approved	Fro	For	For	For		For
		Approval of FY2018 Annual Business Report	Approved	For	For	For	For		For
		Approval of issuance of corporate bonds	Approved	For	For	For	For		For
		Approval of change in membership of Outside Director Nomination Committee	Approved	For	For	For	For		For
2	2019.02.20	Report on status of operation of internal accounting management system	Reported	—	—	—	—		—
		Report on operation of compliance system	Reported	—	—	—	—		—
		Approval of convocation of FY2018 Annual General Meeting of Shareholders	Approved	For	For	For	Absent		For
		Approval of submission of FY2018 AGM agenda items	Approved	For	For	For	Absent		For
3	2019.03.15	Approval of amendment to LG Twin Tower lease agreement	Approved	Retired at FY2018 AGM	For	For	For	For	Retired at FY2018 AGM	Abstain
		Approval of remuneration for directors and executive officers and other matters	Approved		For	For	For	For		For
		1) Approval of remuneration for directors	Approved		For	For	For	For		For
		2) Approval of revision of human resource policies for executive officers	Approved		For	For	For	For		For
		3) Approval of compensation for executive officers retiring in 2019 who will serve as internal advisors	Approved		For	For	For	For		For
		4) Approval of performance-based remuneration for executive officers in 2018	Approved		For	For	For	For		For
		Approval of amendments of regulations for Board of Directors and others	Approved		For	For	For	For		For
		Approval of revision of Outside Director Nomination Committee regulations	Approved		For	For	For	For		For
		Approval of change in composition of Outside Director Nomination Committee	Approved		For	For	For	For		For
		Approval of chairman of Board of Directors appointment	Approved		For	For	For	For		For

4	2019.04.23	Report on Q1 2019 earnings results	Reported	—	—	—	—	—
		Approval of maintenance of compensation for internal advisors in 2019	Approved	For	For	For	For	For
		Approval of termination of overseas subsidiary	Approved	For	For	For	For	For
5	2019.07.22	Report on Q2 2019 earnings results	Reported	—	—	—	—	—
		Report on resolutions of Management Committee	Reported	—	—	—	—	—
		Approval of increase of limit on bond issuances	Approved	For	For	For	For	For
		Approval of investment relating to 10.5th generation OLED	Approved	For	For	For	For	For
		Approval of change in standards for performance-based compensation for executive officers	Approved	For	For	For	For	For
		Approval of targets for performance-based compensation for executive officers in 2019	Approved	For	For	For	For	For
		Approval of maintenance of compensation for internal advisors that are former executive officers who retired in 2019	Approved	For	For	For	For	For
6	2019.07.30	Approval of issuance of foreign currency convertible bonds	Approved	Absent	For	For	For	For
7	2019.09.16	Approval of executive officer appointments	Approved	For	For	For	Absent	For
8	2019.10.22	Report on Q3 2019 earnings results	Reported	—	—	—	—	—

9	2019.11.27	Approval of executive director appointments	Approved	For	For	For	For	For
		Approval of investment relating to new POLED technology	Approved	For	For	For	For	For
		Approval of limit on bond issuances for FY2020	Approved	For	For	For	For	For
		Approval of transactions with largest shareholders and other specially related persons	Approved	For	For	For	For	For
		Approval of transactions with major shareholders	Approved	For	For	For	For	For
		Approval of license agreement for use of “LG” brand	Approved	For	For	For	For	For
		Approval of LG Twin Tower lease agreement	Approved	For	For	For	For	For

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

	Date	Agenda	Remark
1	2019.01.29	Approval of revision of regulations on internal accounting management	Approved
		Report on status of external audit	Reported
		Report on status of operation of internal accounting management system	Reported
		Report on Q4 2018 Financial Statements	Reported
		Report on FY2018 Financial Statements	Reported
		Report on review of Q4 2018 Financial Statements	Reported
		Report on internal audit	Reported
		Report on Audit Committee self-evaluation	Reported
		Report on FY2018 Annual Business Report	Reported
2	2019.02.20	Report on status of operation of internal accounting management system	Reported
		Report on evaluation of operation of internal monitoring system	Reported
		Report on FY2019 Audit Report	Reported
		Report on operation of compliance system	Reported
		Report on review of AGM agenda and documents	Reported
		Report on review of FY2019 Financial Statements	Reported
3	2019.04.23	Report on status of external audit	Reported
		Report on Q1 2019 Financial Statements	Reported
		Report on review of Q1 2019 Financial Statements	Reported
		Report on internal audit	Reported

4	2019.07.22	Approval of audit services by external auditor	Approved
		Report on status of external audit	Reported
		Report on Q2 2019 Financial Statements	Reported
		Report on review of Q2 2019 Financial Statements	Reported
		Report on internal audit	Reported
5	2019.10.22	Approval of non-audit services by external auditor	Approved
		Approval of rules on selection criteria and procedures for external auditor appointment	Approved
		Report on status of external audit	Reported
		Report on Q3 2019 Financial Statements	Reported
		Report on review of Q3 2019 Financial Statements	Reported
		Report on internal audit	Reported
		Report in evaluation of internal accounting management system design	Reported
6	2019.11.27	Approval of rules on selection criteria and procedures for external auditor appointment	Approved
		Approval of audit services by external auditor	Approved

3.	Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	319	79.6	—
Non-standing Director	1		—	—	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to [5]% or more of 2019 Total Assets or Revenue in Separate Financial Statement.

(KRW Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*(%)	Revenue Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	9,425,249	26%	40%
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	2,229,830	6%	9%
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,680,870	5%	7%
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,434,267	4%	6%
Sales/Purchase	LG Display Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,465,169	4%	6%
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	2,262,149	6%	10%
Sales/Purchase	LG Display Yantai Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,278,150	4%	5%
Sales/Purchase	LG Display (China) Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,401,748	4%	6%
Sales/Purchase	LG Display Singapore Pte., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,135,228	3%	5%
Sales/Purchase	LG Display Guangzhou Trading Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,181,187	3%	5%
Sales/Purchase	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jan. 1, 2019 ~ Dec. 31, 2019	1,283,175	4%	5%

Sales/Purchase	LG Electronics Inc.(Largest Shareholder)	Jan. 1, 2019 ~ Dec. 31, 2019	1,316,666	4%	6%

* Ratio in comparison with total assets or revenue, as applicable, in FY 2019

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2019 Total Assets.

(KRW 100 Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
—	—	—	—	—

III. Reference Relating to AGM

1.	Matters Relating to the Annual General Meeting

A.	Date and Time: 10:00 A.M., March 20, 2020 (Friday)

B.

Venue : Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Chief Executive Officer Will have the authority to change the venue)

2.	Agenda for Meeting

A.	For Reporting

(1) Audit Committee’s Audit Report

(2) Fiscal Year 2019 Business Report

(3) Report on operation of internal accounting management system

B.	For Approval

(1)  Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2019

(2)  Appointment of Directors

2-1: Appointment of standing director (Hoyoung Jeong)

2-2: Appointment of standing director (Dong Hee Suh)

(3)  Remuneration Limit for Directors in 2020 (KRW 4.5 billion)

3.	Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2019

(1) Business Performance in FY 2019

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2019, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD and OLED production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2019, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2019 Financial highlights by business (based on K-IFRS)
(Unit: In 100millions of Won)
2019	Display Business
Sales	234,756
Gross Profit	18,683
Operating Profit (Loss)	(13,594)

B. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2019 (%)
Display	Product/ Service/ Other Sales	Display Panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	22,211 (95%)
		Display Panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,256 (5%)
Total					23,476 (100%)

(1)	Based on ship-to-party.

C.	Consolidated Financial Statements

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 26	~~W~~	3,336,003	2,365,022
Deposits in banks	4, 26		78,757	78,400
Trade accounts and notes receivable, net	5, 14, 26 28		3,154,080	2,829,163
Other accounts receivable, net	5, 26		474,048	169,313
Other current financial assets	6, 26		70,945	46,301
Inventories	7		2,051,155	2,691,203
Prepaid income taxes			114,143	4,516
Non-current assets held for sale	30		—	70,161
Other current assets	5		969,184	546,048

Total current assets			10,248,315	8,800,127
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		109,611	113,989
Other non-current accounts receivable, net	5, 26		9,072	11,448
Other non-current financial assets	6, 26		111,510	144,214
Property, plant and equipment, net	9, 17, 27		22,087,645	21,600,130
Intangible assets, net	10, 17		873,448	987,642
Deferred tax assets	24		1,727,122	1,136,166
Employee benefits assets, net	12		127,252	—
Other non-current assets	5		280,577	381,983

Total non-current assets			25,326,248	24,375,583

Total assets		~~W~~	35,574,563	33,175,710

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,618,261	3,087,461
Current financial liabilities	11, 26, 27		1,977,084	1,553,907
Other accounts payable	26		4,397,121	3,566,629
Accrued expenses			675,270	633,346
Income tax payable			120,034	105,900
Provisions	13		189,525	98,254
Advances received	14		925,662	834,010
Other current liabilities	13		82,019	74,976

Total current liabilities			10,984,976	9,954,483
Non-current financial liabilities	11, 26, 27		11,612,910	7,030,628
Non-current provisions	13		67,118	32,764
Defined benefit liabilities, net	12		1,338	45,360
Long-term advances received	14		320,582	1,114,316
Deferred tax liabilities	24		11,210	15,087
Other non-current liabilities	13		88,148	96,826

Total non-current liabilities			12,101,306	8,334,981

Total liabilities			23,086,282	18,289,464

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,503,312	10,239,965
Reserves	15		(203,021)	(300,968)

Total equity attributable to owners of the Controlling Company			11,340,483	13,979,189

Non-controlling interests			1,147,798	907,057

Total equity			12,488,281	14,886,246

Total liabilities and equity		~~W~~	35,574,563	33,175,710

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	16, 17, 28	~~W~~	23,475,567	24,336,571
Cost of sales	7, 18, 28		(21,607,240)	(21,251,305)

Gross profit			1,868,327	3,085,266
Selling expenses	19		(1,057,753)	(832,963)
Administrative expenses	19		(947,978)	(938,214)
Research and development expenses			(1,221,978)	(1,221,198)

Operating profit (loss)			(1,359,382)	92,891

Finance income	22		276,732	254,131
Finance costs	22		(443,247)	(326,893)
Other non-operating income	21		1,267,251	1,003,038
Other non-operating expenses	21		(3,097,743)	(1,115,233)
Equity in income of equity accounted investees, net	8		12,147	700

Loss before income tax			(3,344,242)	(91,366)
Income tax expense (benefit)	23		472,164	(88,077)

Loss for the year			(2,872,078)	(179,443)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		128,640	5,690
Other comprehensive income from associates			238	20
Related income tax	12, 23		(35,235)	(1,169)

			93,643	4,541
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		106,690	(19,987)
Other comprehensive income from associates	23		3,925	37
			110,615	(19,950)

Other comprehensive loss for the year, net of income tax			204,258	(15,409)

Total comprehensive loss for the year		~~W~~	(2,667,820)	(194,852)

Profit (loss) attributable to:
Owners of the Controlling Company			(2,829,705)	(207,239)
Non-controlling interests			(42,373)	27,796

Loss for the year		~~W~~	(2,872,078)	(179,443)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(2,636,948)	(215,386)
Non-controlling interests			(30,872)	20,534

Total comprehensive loss for the year		~~W~~	(2,667,820)	(194,852)

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(7,908)	(579)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)	Attributable to owners of the Controlling Company
	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	—	4,521	—	4,521
Foreign currency translation differences		—	—	—	(12,725)	(12,725)	(7,262)	(19,987)
Other comprehensive income from associates		—	—	20	37	57	—	57

Total other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

Total comprehensive income (loss) for the year	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to share holders		—	—	(178,908)	—	(178,908)	—	(178,908)

Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	—	93,405	—	93,405
Foreign currency translation differences		—	—	—	95,189	95,189	11,501	106,690
Other comprehensive income from associates		—	—	238	3,925	4,163	—	4,163

Total other comprehensive income		—	—	93,643	99,114	192,757	11,501	204,258

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests and others		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the year		~~W~~	(2,872,078)	(179,443)
Adjustments for:
Income tax expense (benefit)	23		(472,164)	88,077
Depreciation and amortization	9,10,18		3,695,051	3,554,565
Gain on foreign currency translation			(103,460)	(84,643)
Loss on foreign currency translation			171,966	138,452
Expenses related to defined benefit plans	12, 20		162,997	179,880
Gain on disposal of property, plant and equipment			(35,788)	(6,620)
Loss on disposal of property, plant and equipment			40,897	15,048
Impairment loss on property, plant and equipment			1,550,430	43,601
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			139	—
Impairment loss on intangible assets			249,450	82
Reversal of impairment loss on intangible assets			(960)	(348)
Impairment loss on other assets			3,602	—
Gain on disposal of non-current assets held for sale			(8,353)	—
Expense on increase of provisions			419,720	234,928
Finance income			(186,707)	(101,313)
Finance costs			338,419	173,975
Equity in income of equity method accounted investees, net	8		(12,147)	(700)
Other income			(20,416)	(3,310)
Other expenses			4,451	593

			5,796,575	4,232,028
Changes in:
Trade accounts and notes receivable			(1,007,373)	1,304,963
Other accounts receivable			(49,443)	(56,870)
Inventories			632,359	(449,901)
Lease receivables			6,617	—
Other current assets			(288,770)	(249,968)
Other non-current assets			(38,608)	(61,164)
Trade accounts and notes payable			(394,564)	267,358
Other accounts payable			2,035,750	(111,053)
Accrued expenses			11,787	(194,394)
Provisions			(294,096)	(217,984)
Other current liabilities			(214,675)	78,849
Defined benefit liabilities, net			(65,681)	(224,335)
Long-term advances received			63,672	948,276
Other non-current liabilities			7,045	24,510

			404,020	1,058,287
Cash generated from operating activities			3,328,517	5,110,872
Income taxes paid			(252,812)	(486,549)
Interests received			47,276	71,819
Interests paid			(416,436)	(212,019)

Net cash provided by operating activities		~~W~~	2,706,545	4,484,123

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	7,502	5,272
Increase in deposits in banks			(114,557)	(775,239)
Proceeds from withdrawal of deposits in banks			114,200	1,454,561
Acquisition of financial assets at fair value through profit or loss			(708)	(431)
Proceeds from disposal of financial asset at fair value through profit or loss			452	—
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	6
Acquisition of investments in equity accounted investees			—	(14,732)
Proceeds from disposal of investments in equity accounted investees			16,738	4,527
Acquisition of property, plant and equipment			(6,926,985)	(7,942,210)
Proceeds from disposal of property, plant and equipment			335,446	142,088
Acquisition of intangible assets			(540,996)	(480,607)
Proceeds from disposal of intangible assets			2,468	960
Government grants received			248,124	1,210
Proceeds from disposal of non-current assets held for sale			81,351	—
Receipt from (payment for) settlement of derivatives			21,752	2,026
Increase in short-term loans			(8,725)	(7,700)
Proceeds from collection of short-term loans			19,881	15,968
Increase in long-term loans			(6,465)	(36,580)
Increase in deposits			(30,680)	(58,794)
Decrease in deposits			5,307	4,136
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(6,755,393)	(7,675,339)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,841,008	552,164
Repayments of short-term borrowings			(1,154,911)	(552,884)
Proceeds from issuance of bonds			1,323,251	828,169
Proceeds from long-term borrowings			4,341,087	3,882,958
Repayments of current portion of long-term borrowings and bonds			(1,567,818)	(1,859,098)
Payment of lease liabilities			(64,570)	—
Capital contribution from non-controlling interests			276,396	331,603
Subsidiaries’ dividends distributed to non-controlling interests			(6,541)	(51,085)
Dividends paid			—	(178,908)

Net cash provided by financing activities			4,987,902	2,952,919

Net increase (decrease) in cash and cash equivalents			939,054	(238,297)
Cash and cash equivalents at January 1			2,365,022	2,602,560
Effect of exchange rate fluctuations on cash held			31,927	759

Cash and cash equivalents at December 31		~~W~~	3,336,003	2,365,022

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2019, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	6
LG Display High-Tech (China) Co., Ltd. (*4)	Guangzhou, China	75%	December 31	July 11, 2018	Manufacture and sell display products	CNY	14,570
Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	34,700

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. z o.o. commenced the liquidation process.
(*2)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*3)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~4,073 million in cash for the capital increase of LG DISPLAY FUND I LLC.
(*4)

For the year ended December 31, 2019, the Controlling Company contributed ~~W~~1,045,393 million in cash for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). Meanwhile, additional contribution from LG Display Guangzhou Co., Ltd. and non-controlling interest amounted to ~~W~~32,329 million and ~~W~~276,396 million, respectively. The Group’s ownership percentage in LGDCO increased from 69% to 75% as a result of these additional investments.

~~W~~11,120 million and ~~W~~90,281 million, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2019 and 2018, respectively.

1.	Reporting Entity, Continued

(c) Summary of financial information of subsidiaries as of and for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)	December 31, 2019				2019
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	961,070	942,860	18,210	9,669,140	5,366
LG Display Germany GmbH		404,852	392,824	12,028	1,715,627	5,451
LG Display Japan Co., Ltd.		296,106	290,976	5,130	2,268,430	1,641
LG Display Taiwan Co., Ltd.		473,177	457,469	15,708	1,455,596	1,671
LG Display Nanjing Co., Ltd.		1,239,381	575,137	664,244	1,428,020	13,046
LG Display Shanghai Co., Ltd.		297,068	279,362	17,706	1,001,478	7,182
LG Display Poland Sp. z o.o.		160,385	228	160,157	7,904	(3,440)
LG Display Guangzhou Co., Ltd.		2,893,673	1,949,732	943,941	2,582,137	100,726
LG Display Shenzhen Co., Ltd.		134,575	123,641	10,934	445,691	4,163
LG Display Singapore Pte. Ltd.		517,449	511,962	5,487	1,140,952	2,006
L&T Display Technology (Fujian) Limited		342,450	272,489	69,961	1,153,099	8,008
LG Display Yantai Co., Ltd.		886,198	498,890	387,308	1,273,553	34,044
Nanumnuri Co., Ltd.		5,243	3,537	1,706	22,529	292
LG Display (China) Co., Ltd.		2,026,541	329,133	1,697,408	1,978,487	(164,764)
Unified Innovative Technology, LLC		3,976	—	3,976	—	(1,104)
LG Display Guangzhou Trading Co., Ltd.		377,295	370,665	6,630	1,250,110	4,396
Global OLED Technology, LLC		81,481	21,004	60,477	8,380	(5,220)
LG Display Vietnam Haiphong Co., Ltd.		3,367,337	2,878,707	488,630	1,261,053	(253,694)
Suzhou Lehui Display Co., Ltd		219,974	94,615	125,359	350,870	6,682
LG DISPLAY FUND I LLC		589	39	550	—	(3,532)
LG Display High-Tech (China) Co., Ltd.		6,606,874	4,188,766	2,418,108	40,766	12,503

	~~W~~	21,295,694	14,182,036	7,113,658	29,053,822	(224,577)

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2018				2018
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,048,112	1,035,975	12,137	8,895,127	7,268
LG Display Germany GmbH		451,328	444,676	6,652	1,780,233	4,322
LG Display Japan Co., Ltd.		374,356	370,860	3,496	2,388,644	2,359
LG Display Taiwan Co., Ltd.		294,103	280,794	13,309	1,558,166	2,653
LG Display Nanjing Co., Ltd.		1,397,886	758,499	639,387	1,738,895	55,623
LG Display Shanghai Co., Ltd.		931,773	921,289	10,484	994,258	5,977
LG Display Poland Sp. z o.o.		165,079	5,308	159,771	38,437	249
LG Display Guangzhou Co., Ltd.		2,689,670	1,860,804	828,866	2,366,355	293,222
LG Display Shenzhen Co., Ltd.		50,337	43,636	6,701	1,370,364	3,386
LG Display Singapore Pte. Ltd.		152,768	149,405	3,363	1,099,288	2,471
L&T Display Technology (Fujian) Limited		293,025	231,955	61,070	1,156,111	(1,937)
LG Display Yantai Co., Ltd.		1,336,692	989,121	347,571	1,459,165	53,480
Nanumnuri Co., Ltd.		5,171	3,757	1,414	22,964	295
LG Display (China) Co., Ltd.		2,780,364	932,526	1,847,838	2,573,254	106,269
Unified Innovative Technology, LLC		4,898	3	4,895	—	(986)
LG Display Guangzhou Trading Co., Ltd.		485,800	483,502	2,298	807,536	1,266
Global OLED Technology, LLC		81,922	18,537	63,385	7,692	(5,232)
LG Display Vietnam Haiphong Co., Ltd.		2,342,774	1,963,922	378,852	871,755	60,923
Suzhou Lehui Display Co., Ltd		212,138	95,359	116,779	365,914	5,018
LG DISPLAY FUND I LLC		7	—	7	—	(2,242)
LG Display High-Tech (China) Co., Ltd.		3,258,830	2,208,244	1,050,586	—	(10,152)

		~~W~~ 18,357,033	12,798,172	5,558,861	29,584,428	584,232

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2020, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2020.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (employee benefits assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following note:

•	Financial instruments (note 3(f))

•	Intangible assets (note 3(k), 10)

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (note 3(m), 13)

•	Inventories (note 3(e), 7)

•	Property, Plant and Equipment (note 9)

•	Intangible assets (note 10)

•	Employee benefits (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially applied K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s consolidated financial statements.

In application of K-IFRS No. 1116, Leases, from January 1, 2019, the Group used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2018 is presented, as previously reported, under K-IFRS No. 1017 and relative interpretations. The disclosure requirements in K-IFRS No. 1116 have not been applied to comparative information. Additionally, the details of the changes in accounting policies are disclosed below.

i) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. For contracts entered into on or after January 1, 2019, the Group assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No. 1116 as described in note 27.

On adoption of K-IFRS No. 1116, as of January 1, 2019, the Group applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts.    The Group applied K-IFRS No. 1116 only to contracts that were previously identified as leases. The definition of a lease under K-IFRS No. 1116 is applied only contracts entered into or changed on or after January 1, 2019.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

ii) Accounting as a lessee

As a lessee, the Group leases buildings, vehicles, machinery, equipment and others. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most of these leases on the consolidated statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

Lease classified as operating lease under K-IFRS No. 1017

The Group classified its leases of buildings, vehicles, machinery, equipment and others as operating leases according to K-IFRS No. 1017. On the adoption of K-IFRS No. 1116, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019 (see note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Group used following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017:

-	the Group did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

-	did not recognize right-of-use assets and liabilities for leases of low value assets;

-	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

-	used hindsight when determining the remaining lease term.

iii) Accounting as a lessor

The Group leases out its own property and right-of-use assets. The Group classified these leases as operating leases or finance leases based on their characteristics.

The Group is not required to make any adjustments on transition for leases as a lessor, except for sub-lease provided with the right-of-use assets.

Under K-IFRS 1017, the head lease and sub-lease contracts were classified as operating leases. On adoption of K-IFRS 1116, the right-of-use assets recognized from the head leases are presented in property, plant and equipment, and measured at fair value at that date. The Group assessed the classification of the sub-lease contracts with reference to the underlying asset, and concluded that they are finance leases.

The Group applied K-IFRS No. 1115 to allocate consideration in the contract to each lease and non-lease component.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

iv) Impact on the consolidated financial statements

Impacts on adoption

On adoption of K-IFRS No. 1116, the Group recognized additional right-of-use assets and additional lease liabilities as below:

(In millions of won)	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	142,040
Prepaid expenses		(61,570)
Lease receivable		34,649
Lease liabilities		115,119

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with K-IFRS No. 1017, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 3.36%.

(In millions of won)	January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	119,659
Discounted using the incremental borrowing rate at January 1, 2019		115,614
Finance lease liabilities recognized as at December 31, 2018		—
- Recognition exemption for lease of low-value assets		(262)
- Recognition exemption for leases with less than 12 months of lease term at adoption		(233)
Lease liabilities recognized at January 1, 2019		115,119

(b)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

-	how the performance of the portfolio is evaluated and reported to the Group’s management;

-	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

-	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

-	contingent events that would change the amount or timing of cash flows:

-	terms that may adjust the contractual coupon rate, including variable-rate features;

-	prepayment and extension features; and

-	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term on straight-line basis.

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

3.	Summary of Significant Accounting Policies, Continued

(h)	Borrowing Costs, Continued

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	its ability to use or sell the intangible asset,

-

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-	debt securities that are determined to have low credit risk at the reporting date; and

-

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Evidence that a financial asset is credit-impaired includes the following observable data:

-	significant financial difficulty of the issuer or the borrower;
-

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

-	it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Group applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying K-IFRS No. 1017 and K-IFRS No. 2104.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

The policy is applied to contracts entered into or changed, on or after January 1, 2019.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. The Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;

-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

-	amounts expected to be payable under a residual value guarantee; and

-

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Group as a lessor in the comparative period are not different from K-IFRS No. 1116 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions, Continued

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3.	Summary of Significant Accounting Policies, Continued

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (employee benefits asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

3.	Summary of Significant Accounting Policies, Continued

(p)	Revenue from contracts with customers, Continued

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax, Continued

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(u)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements:

The following amended standards and interpretations are not expected to have a significant impact on the Group’s separate financial statements:

-	Amendments to References to Conceptual Framework in K-IFRS Standards.;

-	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combinations);

-	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors); and

-	K-IFRS No. 1117, Insurance Contracts.

Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

D. Separate Financial Statements

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 26	~~W~~	1,105,245	473,283
Deposits in banks	4, 26		77,257	77,200
Trade accounts and notes receivable, net	5, 14, 26, 29		3,565,860	3,389,108
Other accounts receivable, net	5, 26		439,940	321,963
Other current financial assets	6, 26		55,665	29,281
Inventories	7		1,526,299	1,951,155
Prepaid income tax			111,129	—
Other current assets	5		199,833	136,349

Total current assets			7,081,228	6,378,339
Deposits in banks	4, 26		11	11
Investments	8		4,958,308	3,602,214
Other non-current accounts receivable, net	5, 26		19,899	25,823
Other non-current financial assets	6, 26		74,203	77,192
Property, plant and equipment, net	9,27		12,764,175	14,984,564
Intangible assets, net	10		708,047	816,808
Deferred tax assets	24		1,367,714	851,936
Employee benefits assets	12		127,252
Other non-current assets	5		281,843	325,219

Total non-current assets			20,301,452	20,683,767

Total assets		~~W~~	27,382,680	27,062,106

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,682,403	3,186,123
Current financial liabilities	11, 26, 27		1,474,589	1,044,841
Other accounts payable	26		3,329,040	1,746,412
Accrued expenses			520,395	516,970
Income tax payable			—	17,404
Provisions	13		188,238	96,555
Advances received	14		898,447	780,906
Other current liabilities	13		47,371	27,419

Total current liabilities			9,140,483	7,416,630
Non-current financial liabilities	11, 26, 27		7,094,405	5,139,476
Non-current provisions	13		67,118	32,764
Defined benefit liabilities, net	12		—	44,187
Long-term advances received	14		328,677	1,122,015
Other non-current liabilities	13		85,904	94,453

Total non-current liabilities			7,576,104	6,432,895

Total liabilities			16,716,587	13,849,525

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		6,625,901	9,172,389

Total equity			10,666,093	13,212,581

Total liabilities and equity		~~W~~	27,382,680	27,062,106

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	17, 29	~~W~~	21,658,329	22,371,687
Cost of sales	7, 18, 29		(20,834,648)	(20,439,681)

Gross profit			823,681	1,932,006
Selling expenses	19		(728,695)	(519,804)
Administrative expenses	19		(674,650)	(678,861)
Research and development expenses			(1,204,581)	(1,206,336)

Operating loss			(1,784,245)	(472,995)

Finance income	22		204,966	148,301
Finance costs	22		(371,856)	(129,652)
Other non-operating income	21		835,514	541,547
Other non-operating expenses	21		(2,229,160)	(577,007)

Loss before income tax			(3,344,781)	(489,806)
Income tax benefit	23		(704,888)	(47,515)

Loss for the period			(2,639,893)	(442,291)

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		128,640	5,690
Related income tax	12, 23		(35,235)	(1,169)

Other comprehensive loss for the period, net of income tax			93,405	4,521

Total comprehensive loss for the period		~~W~~	(2,546,488)	(437,770)

Loss per share (In won)
Basic and diluted loss per share	25	~~W~~	(7,378)	(1,236)

See accompanying notes to the separate financial statements

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(442,291)	(442,291)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	4,521

Total comprehensive loss for the period	~~W~~	—	—	(437,770)	(437,770)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	(178,908)

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(2,639,893)	(2,639,893)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	93,405

Total comprehensive loss for the period	~~W~~	—	—	(2,546,488)	(2,546,488)

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(2,639,893)	(442,291)
Adjustments for:
Income tax expense (benefit)	23		(704,888)	(47,515)
Depreciation and amortization	9, 10, 18		2,549,770	2,392,768
Gain on foreign currency translation			(60,963)	(38,724)
Loss on foreign currency translation			140,683	102,689
Expenses related to defined benefit plans	12, 20		161,056	178,274
Gain on disposal of property, plant and equipment			(54,756)	(42,864)
Loss on disposal of property, plant and equipment			25,851	8,615
Impairment loss on disposal of property, plant and equipment			1,140,760	43,601
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			18	—
Impairment loss on intangible assets			240,816	82
Reversal of impairment loss on intangible assets			(960)	(348)
Warranty expenses			366,771	207,892
Finance income			(172,260)	(145,293)
Finance costs			331,475	119,915
Other income			(20,432)	(3,400)
Other expenses			9,078	612

			3,951,467	2,776,065
Changes in
Trade accounts and notes receivable			(830,210)	1,110,769
Other accounts receivable			(66,057)	21,444
Inventories			424,856	(355,858)
Other current assets			(14,579)	101,812

Other non-current assets		(37,761)	(65,166)
Trade accounts and notes payable		(447,803)	828,112
Other accounts payable		2,115,555	(223,707)
Accrued expenses		(23,461)	(249,579)
Provisions		(240,734)	(190,317)
Other current liabilities		(208,033)	53,017
Defined benefit liabilities, net		(63,855)	(222,932)
Long-term advances received		63,672	957,717
Other non-current liabilities		7,174	25,745

		678,764	1,791,057
Cash generated from operating activities		1,990,338	4,124,831
Income taxes refunded (paid)		25,342	(313,867)
Interests received		13,481	19,592
Interests paid		(236,936)	(145,082)

Net cash provided by operating activities	~~W~~	1,792,225	3,685,474

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	18,622	24,136
Increase in deposits in banks			(114,257)	(275,700)
Proceeds from withdrawal of deposits in banks			114,200	778,915
Acquisition of financial asset at fair value through profit or loss			—	(286)
Acquisition of financial assets at fair value through other comprehensive income			(21)	6
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	—
Acquisition of investments			(1,224,836)	(192,611)
Proceeds from disposal of investments			16,738	4,527
Acquisition of property, plant and equipment			(2,173,535)	(5,548,289)
Proceeds from disposal of property, plant and equipment			384,506	201,222
Acquisition of intangible assets			(511,661)	(466,496)
Proceeds from disposal of intangible assets			2,349	960
Government grants received			3,979	1,210
Receipt from settlement of derivatives			21,752	2,026
Proceeds from collection of short-term loans			19,881	11,058
Increase in short-term loans			(8,725)	(7,700)
Increase in long-term loans			(6,465)	(36,580)
Increase in deposits			(4,949)	(348)
Decrease in deposits			5,244	569
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(3,436,655)	(5,493,181)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			1,264,915	552,164
Repayments of short-term borrowings			(928,335)	(552,884)
Proceeds from issuance of debentures			1,323,251	828,169
Proceeds from long-term borrowings			1,669,148	2,489,560
Repayments of current portion of long-term borrowings and bonds			(1,043,649)	(1,425,395)
Payment guarantee fee received			5,068	1,876
Repayments of lease liabilities			(14,006)	—
Dividends paid			—	(178,908)

Net cash provided by financing activities			2,276,392	1,162,418

Net increase (decrease) in cash and cash equivalents			631,962	(93,125)
Cash and cash equivalents at January 1			473,283	566,408

Cash and cash equivalents at December 31		~~W~~	1,105,245	473,283

See accompanying notes to the separate interim financial statements.

Notes to the Separate Financial Statements

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2019, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 30, 2020, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2020.

2. Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (employee benefits assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following note:

•	Financial instruments (note 3(f))

•	Intangible assets (note 3(k), 10)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (note 3(m), 13)

•	Inventories (note 3(e), 7)

•	Property, plant and equipment (note 9)

•	Intangible assets (note 10)

•	Employee benefits (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has initially applied K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Company’s separate financial statements.

In application of K-IFRS No. 1116, Leases, from January 1, 2019, the Company used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2018 is presented, as previously reported, under K-IFRS No. 1017 and relative interpretations. The disclosure requirements in K-IFRS No. 1116 have not been applied to comparative information. Additionally, the details of the changes in accounting policies are disclosed below.

v)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. For contracts entered into on or after January 1, 2019, the Company assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No. 1116 as described in note 27.

On adoption of K-IFRS No. 1116, as of January 1, 2019, the Company applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases. The definition of a lease under K-IFRS No. 1116 is applied only contracts entered into or changed on or after January 1, 2019.

vi)	Accounting as a lessee

As a lessee, the Company leases buildings, vehicles, machinery, equipment and others. The Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most of these leases on the separate statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Lease classified as operating lease under K-IFRS No. 1017

The Company classified its leases of buildings, vehicles, machinery, equipment and others as operating leases according to K-IFRS No. 1017. On the adoption of K-IFRS No. 1116, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019 (see note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Company used following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017:

-	the Company did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

-	did not recognize right-of-use assets and liabilities for leases of low value assets;

-	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

-	used hindsight when determining the remaining lease term.

vii)	Accounting as a lessor

The Company leases out its own property and right-of-use assets. The Company classified these leases as operating leases or finance leases based on their characteristics.

viii)	Impact on the separate financial statements

Impacts on adoption

On adoption of K-IFRS No. 1116, the Company recognized additional right-of-use assets and additional lease liabilities as below.

(In millions of won)	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	16,332
Lease liabilities		16,332

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with K-IFRS No. 1017, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 2.96%.

(In millions of won)	January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	18,244
Discounted using the incremental borrowing rate at January 1, 2019		16,558
Finance lease liabilities recognized as at December 31, 2018		—
- Recognition exemption for lease of low-value assets		(115)
- Recognition exemption for leases with less than 12 months of lease term at adoption		(111)
Lease liabilities recognized at January 1, 2019		16,332

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

3.	Summary of Significant Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

-	how the performance of the portfolio is evaluated and reported to the Company’s management;

-	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

-	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

-	contingent events that would change the amount or timing of cash flows:

-	terms that may adjust the contractual coupon rate, including variable-rate features;

-	prepayment and extension features; and

-	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iii) Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	Right-of-use assets are depreciated over the useful lives on a straight-line basis considering the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	its ability to use or sell the intangible asset,

-

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-	debt securities that are determined to have low credit risk at the reporting date; and

-

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-	significant financial difficulty of the issuer or the borrower;

-

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

-	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

-	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit(“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Company applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying K-IFRS No. 1017 and K-IFRS No. 2104.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.

The policy is applied to contracts entered into or changed on or after January 1, 2019.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. The Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;

-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

-	amounts expected to be payable under a residual value guarantee; and

-

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Company as a lessor in the comparative period are not different from K-IFRS No. 1116.

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (employee benefits asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

3.	Summary of Significant Accounting Policies, Continued

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract→ ② Identifying performance obligations→ ③ Determining transaction price→ ④ Allocating the transaction price to performance obligations→ ⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

3.	Summary of Significant Accounting Policies, Continued

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.	Summary of Significant Accounting Policies, Continued

(t)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(u)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(v)	New Standards and Amendments Not Yet Adopted,

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements:

-	Amendments to References to Conceptual Framework in K-IFRS Standards;

-	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combinations);

-	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors); and

-	K-IFRS No. 1117, Insurance Contracts.

3.	Summary of Significant Accounting Policies, Continued

(v)	New Standards and Amendments Not Yet Adopted, Continued

For the years ended December 31, 2019 and 2018, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2019		2018
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	9,057,593	9,499,884
Profit for the year		(2,639,893)	(442,291)

Unappropriated retained earnings carried forward to the following year	~~W~~	6,417,700	9,057,593

For the years ended December 31, 2019 and 2018, the date of appropriation is March 20, 2020 and March 15, 2019, respectively.

Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

B. Agenda 2: Appointment of Directors

- The following 2 candidates were proposed to be newly appointed and reappointed as directors.

2-1) Hoyoung Jeong (Standing Director)

Date of birth: November, 1961

Nationality: Korean

Candidate for Outside Director: No

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Professional experience (during the last 10 years): CFO of LG Display (2008~2013), CFO of LG Household & Health Care (2014~2015), COO and CFO of LG Chem (2016~2019)

Present position: CEO of LG Display

Business Transaction with LG Display during the last 3 years: None

Tax payments in arrears: None

Involvement as executive officer of any insolvent companies: Not applicable

Grounds for potential disqualification by law: None

Reason for Board of Directors’ nomination of candidate: Mr. Hoyoung Jeong has served as the CFO and COO of major affiliates of LG Display Co., Ltd. (the “Company”), including LG Electronics and LG Chem. Having previously served as the Company’s CFO for six years from 2008, he is highly familiar with the Company’s internal affairs and has a sound understanding of the display and electronics industries and, therefore, will be able to make positive contributions to the Company as a director.

2-2) Dong Hee Suh (Standing Director)

Date of birth: February, 1964

Nationality: Korean

Candidate for Outside Director: No

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Reappointed

Professional experience (during the last 10 years): Head of Consulting 2 Team, LG Management Development Institute (2008~2011), Head of Home Electronics Business Management Team, LG Electronics (2012~2013), Head of Ethical Management Division, LG CNS (2013~2016), Head of Ethical Management Division, LG Household & Health Care (2016~2018)

Present position: CFO & Senior Vice President, LG Display

Business Transaction with LG Display during the last 3 years: None

Tax payments in arrears: None

Involvement as executive officer of any insolvent companies: Not applicable

Grounds for potential disqualification by law: None

Reason for Board of Directors’ nomination of candidate: Mr. Dong Hee Suh has gained many years of experience working in financial management and management consulting departments at major affiliates of the Company, including LG Electronics and LG Household & Health Care. As the Company’s current CFO, he has a sound understanding of the Company and its business environment and, therefore, will be able to make positive contributions to the Company as a director.

C. Agenda 3: Approval of Remuneration Limit for Directors

- Remuneration limit for directors in 2020 is for all 7 directors including 4 outside directors.

The remuneration limit in 2020 is lower than that of 2019.

Category	FY2019	FY2020
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 4.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd.

B. Number of LG Display Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.90%
Sang Beom Han	Director	54,000 (Common stock)	0.02%
Dong Hee Suh	Director	5,000 (Common stock)	0.00%
Total	—	135,684,000 (common stock)	37.92%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Gwang Soo Kim	Michael Kim	Yunju Lee	Myoung Woon An
Number of Shares Held by Agents as of 2019 End.	—	—	—	—
Relationship with LGD	Employee	Employee	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

- All shareholders holding shares of LGD common stock

4. Others

- The Period of Proxy Instruction: From Mar. 3, 2020 to Mar. 19, 2020 (Prior to the AGM day)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 27, 2020	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President